Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Worthington Industries, Inc. (WOR)

Name of persons relying on exemption: As You Sow

Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94701

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Worthington Industries, Inc. (WOR)
Vote Yes: Item # 4 – Shareholder Proposal on Climate Transition Plan Reporting

Annual Meeting: September 29, 2021

CONTACT: Danielle Fugere| dfugere@asyousow.org

THE RESOLUTION

Resolved: Shareholders request that Worthington issue a report at least 120 days prior to the next annual meeting, at reasonable expense and excluding confidential information, evaluating whether and how the Company intends to revise its policies to be fully responsive to Indicators 1 through 5 of the Benchmark.

Supporting Statement: Proponents suggest, at Board and Company discretion, the report:

•	Identify relevant GHG emission scopes for the Company, including indirect and value chain emissions;
•	Any net zero by 2050 and interim GHG emissions reduction targets covering all relevant emissions scopes;
•	Annual progress made in achieving GHG emissions reduction targets, if any;
•	Capital allocation alignment indicators and methodology;
•	Other information the Board deems appropriate.

SUMMARY

Climate-related financial risks continue to intensify and pose material threats for companies and investors. 2020 set a new record for billion-dollar weather and climate disasters with a total of over $210 billion globally, and $95.8 billion in the U.S., associated with storms, cyclones, wildfire, and drought.1 Beyond physical risks, companies are exposed to increasingly costly technology, policy, and reputational risks associated with the transition to a low carbon economy.2 The U.S. Commodity Futures Trading Commission found that climate change poses a major risk to the stability of the U.S. financial system and that corporate disclosures of climate-related financial risks are essential to ensure that these risks are measured and managed effectively.3

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1 https://www.munichre.com/en/company/media-relations/media-information-and-corporate-news/media-information/2021/2020-natural-disasters-balance.html ; https://www.ncdc.noaa.gov/billions/summary-stats/US/2020

2 http://blogs.edf.org/climate411/files/2021/02/Mandating_Climate_Risk_Financial_Disclosures.pdf pg 6

3 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing
%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf pg 1

2021 Proxy Memo Monster Beverage Corporation | Shareholder Proposal on Advisory Votes on Climate Change

To address climate-related financial risks, investors seek clear, consistent, and credible transition plans from issuers. BlackRock’s CEO writes that “there is no company whose business model won’t be profoundly affected by the transition to a net zero economy” and that investors “are asking companies to disclose a plan for how their business model will be compatible with a net zero economy”.4

In response to the need to establish robust transition plans, the Climate Action 100+ investor initiative, a coalition of 615 investors with over $55 trillion in assets, has developed the Net Zero Company Benchmark (Benchmark) outlining material metrics for climate accountability. Indicators 1 through 5 of the Benchmark seek reporting on ambitions for net zero emissions; interim greenhouse (GHG) reduction goals across short-, medium-, and long-term time frames; as well as strategic actions planned to achieve these decarbonization targets.

Major companies are now producing, or planning to produce, net zero climate transition plans including Unilever, Moody’s, S&P Global, Shell, and Nestlé, among others.5 Worthington Industries can join these leaders by publishing a climate transition plan aligned with the net zero Benchmark indicators. Worthington currently lacks greenhouse gas reduction targets and a clear plan for how it intends to align its business with Benchmark indicators. We urge a “Yes” vote on this proposal.

RATIONALE FOR A YES VOTE

1.	Worthington has not established goals to reduce GHG emissions. Worthington Industries, Inc. is a global diversified metals manufacturing company. Worthington has failed to set any targets to reduce its greenhouse (“GHG”) emissions across its enterprise. Worthington has also not stated whether and how the Company intends to revise its policies to be responsive to setting short-, medium- and long-term GHG reduction goals in line with global net zero goals.

Worthington has fallen behind many peer companies in the steel industry, such as Nucor,6 which has set a GHG reduction target, and U.S Steel7, which has set a net zero GHG reduction goal. By failing to set net zero-aligned targets and interim goals, and produce a clear climate transition plan, Worthington is out of step with global investor expectations to demonstrate how the company’s business model will be compatible with a net zero economy. Failure to meet the Benchmark indicators creates risk for the company, investors’ portfolios, and the global climate.

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4 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

5 https://www.sayonclimate.org/supporters/

6 https://www.nucor.com/greenhouse-gas-reduction-target-strategy/

7 https://www.ussteel.com/media/newsroom/-/blogs/united-states-steel-corporation-announces-goal-to-achieve-carbon-neutrality-by-2050#:~:text=
The%20net%2Dzero%20ambition%20builds,mill%20in%20the%20United%20States.

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2021 Proxy Memo Monster Beverage Corporation | Shareholder Proposal on Advisory Votes on Climate Change

2.	Worthington’s emissions are not declining at a rate consistent with achieving net zero emissions by 2050 or sooner. Rather than reporting a decline in emissions compatible with net zero goals, Worthington reported in 2020 that the Company’s scope 1 emissions have increased approximately 2% from 2015 to 2019.[8] To be on track to achieve net zero emissions by 2050, over this period the Company’s emissions should have declined by 11% or more. This failure to reduce the Company’s GHG emissions underscores the importance of establishing goals and a strategy to reduce its enterprise-wide GHG emissions in line with global net zero goals.

In contrast to other energy-intensive companies, Worthington’s renewable energy use is only 0.14%9 of the total energy consumed as of 2019, a level that has remained relatively constant since 2015. Worthington’s adoption of renewable energy is minimal compared to hundreds of companies which have achieved, or set near-term, 100 percent renewable electricity goals.10 Worthington would benefit from developing a robust climate transition plan to effectively decarbonize its business and prioritize renewable energy sources at a rate consistent with achieving net zero emissions.

3.	Worthington does not provide sufficient disclosure on measures to reduce the risks associated with climate change and greenhouse gas emissions. Worthington is exposed to numerous financial, reputational, technological, and regulatory risks associated with climate change – which risks it has left largely unaddressed. While the Company acknowledges in its most recent annual report[11] that the regulation of greenhouse gas emissions may negatively affect its business, it has not disclosed a set of actionable items for how it plans to mitigate and reduce these risks at an enterprise-level. Nor has the company addressed the broader set of climate risks (financial, technological, reputational) it faces or how it plans to address them.

4.	Worthington has failed to respond to key climate benchmarking metrics such as the Climate Action 100+ Net Zero Benchmark, the Science Based Targets Initiative, or even the Task Force on Climate-related Financial Disclosures (TCFD). The Company has not yet reported against the Climate Action 100+ Net Zero Company Benchmark indicators[12] including providing short-, medium-, and long-term GHG reduction targets; disclosing a set of actions to achieve GHG reduction efforts; detailing company efforts to decarbonize capital allocations; or report on other Benchmark indicators. These indicators set forth the basic metrics of accountability that investors intend to rely on to assess the sufficiency of a company’s climate-related actions. Companies that have not set net zero goals or created a climate transition plan are less likely to be successful and retain value as the transition to a low carbon economy occurs. As importantly, without clear net zero and interim climate goals, and capital investments to achieve them, companies are less likely to make sufficient and necessary progress in reducing harmful greenhouse gas emissions, thus contributing to the billions of dollars of climate related damage that is already negatively impacting economies.

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8 https://worthingtonindustries.com/getmedia/015180e0-7ec8-4e5c-9342-91d372ab6c9f/2020-Corporate-Sustainability-Report.pdf

9 https://worthingtonindustries.com/getmedia/015180e0-7ec8-4e5c-9342-91d372ab6c9f/2020-Corporate-Sustainability-Report.pdf

10 https://www.there100.org/re100-members

11 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000108516/9e192bac-a803-426e-adc8-1107b74fd7e6.pdf pg 19

12 https://worthingtonindustries.com/getmedia/015180e0-7ec8-4e5c-9342-91d372ab6c9f/2020-Corporate-Sustainability-Report.pdf

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2021 Proxy Memo Monster Beverage Corporation | Shareholder Proposal on Advisory Votes on Climate Change

The Company has not, alternatively, stated an intention to set goals aligned with the Science Based Targets Initiative to limit global warming to 1.5 degrees Celsius.13 The Company also fails to report on the recommended disclosures of TCFD.14 For example, the Company does not disclose its process for identifying, assessing, or managing climate-related risks or the resilience of the Company to a 2 degree Celsius or lower scenario, which are critical disclosures identified by TCFD. This lack of climate-related disclosures emphasizes the importance of Worthington reporting on the Benchmark indicators.

RESPONSE TO WORTHINGTON’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Company claims that the proposal is unnecessary and cites energy efficiency initiatives it has adopted for certain facilities. These actions do not ensure the reduction of enterprise-wide emissions or address the net zero Benchmark indicators. Worthington states that the majority of its facilities are certified to ISO 14001 standards and that the company is pursuing environmental initiatives to become more energy efficient, such as achieving Cradle to Cradle CertificationTM of its facility in Kienberg, Austria. While these initiatives are a good first step, the Cradle to Cradle certification is limited to the single Kenberg facility and the ISO standards do not specifically address climate emission reductions nor has the company publicly stated its ISO-related goals, if any. Worthington has not set enterprise-wide energy efficiency targets and there has been no evidence of substantial greenhouse gas emissions reductions from these initiatives. In fact, the Company’s greenhouse gas emissions, and its total energy consumption, has risen from 2019 to 2015.15 Further, these energy efficiency initiatives fail to address the content of the proposal which asks the Company to disclose whether and how the Company plans to revise it policies to establish short-, medium-, and long-term net zero GHG reduction targets.

The Company notes that the Board has recently begun oversight of corporate social responsibility matters, including climate change, but the Board Committee’s charter on social responsibility does not specifically include climate. Among the limited climate actions the Company has undertaken to date, the Company states that the charter for the Nominating and Governance Committee has been amended to include oversight of corporate social responsibility matters. We support this action. We note that, while the Committee’s charter may be interpreted to include climate change, the terms “climate,” “emissions,” “environment,” or “GHG reductions” are not specifically stated as part of this committee’s duties. In the absence of sufficient Company progress in reducing climate emissions, investors seek a Board framework that clearly articulates the Board’s accountability and oversight of climate risk. Creation of such a Governance Committee Charter amendment, however, is only one metric within the investors Benchmark and does not, in itself, satisfy the goals of this proposal.

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13 https://sciencebasedtargets.org/

14 https://assets.bbhub.io/company/sites/60/2020/10/FINAL-2017-TCFD-Report-11052018.pdf pg 14

15 https://worthingtonindustries.com/getmedia/015180e0-7ec8-4e5c-9342-91d372ab6c9f/2020-Corporate-Sustainability-Report.pdf

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2021 Proxy Memo Monster Beverage Corporation | Shareholder Proposal on Advisory Votes on Climate Change

CONCLUSION

Vote “Yes” on this Shareholder Proposal for Worthington to report how the Company intends to be responsive to the net zero benchmark. Due to Worthington’s absence of GHG reduction targets, increasing emissions, and lack of disclosures on the Benchmark indicators, we urge a “Yes” vote on this resolution.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

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